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[Wachtell, Lipton, Rosen & Katz letterhead]

January 17, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re:	Schedule TO/Schedule 13e-3 Relating to Publicis Groupe S.A.

Ladies and Gentlemen:

On behalf of Publicis Groupe S.A., a société anonyme organized under the laws of the Republic of France (the "Company"), we are submitting for filing the Company's Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO (the "Schedule TO"). The Schedule TO relates to the Company's offer to purchase any and all of its issued and outstanding equity warrants.

In connection with the filing of the Schedule TO, a filing fee of $32,296.25 in cash was paid to the Commission on January 17, 2006.

If you have any questions regarding this filing, please contact Elliott V. Stein at (212) 403-1228, or me at (212) 403-1331, both of this office, as counsel to the Company.

Very truly yours,
/s/ Joshua R. Cammaker
Joshua R. Cammaker

cc: Jean-Michel Etienne (Publicis Groupe S.A.)

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January 17, 2006